Exhibit 99.2

LUMENIS LTD.

PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 30, 2014
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints WILLIAM WEISEL and MARGARITA FEIGIN and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Lumenis Ltd. (the “Company” or “Lumenis”), held of record in the name of the undersigned at the close of business on December 31, 2013, at the Special General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, on Thursday, January 30, 2014 at 11:00 a.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders of the Company (the “Notice”) and Proxy Statement relating to the Meeting (the “Proxy Statement”).

The undersigned acknowledges receipt of the Notice and Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter (other than Proposals 2, 3, 4 and 5), this Proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposals 2, 3, 4 and 5, the undersigned will be deemed to have abstained from voting on such proposals. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
LUMENIS LTD.

To be held on January 30, 2014

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.
↓Please detach along perforated line and mail in envelope.↓
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

				FOR	AGAINST	ABSTAIN

By filling out and returning this proxy card with respect to each of Proposals 2, 3, 4 and 5 above, the undersigned hereby confirms (whether voting "For" or "Against" any such proposal) that he, she or it has no personal interest (as defined in the Israeli Companies Law, 5759-1999) with respect to the subject matter of any of those proposals If you have a personal interest or believe that you possess a personal interest and wish to vote “For” or “Against” any such proposal, you should not fill out this proxy card but should instead follow the "Directions" below.	1.
Approval, in connection with the prospective public offering and listing of the Company’s ordinary shares on the NASDAQ Stock Market (or other U.S. securities exchange) (the “Offering” and “Listing”, respectively), of adoption of an amended and restated version of Lumenis’ Articles of Association and a corresponding amendment to the share capital provisions of the Memorandum of Association (as described in the Proxy Statement)
				☐	☐	☐
Directions (Proposals 2, 3, 4 and 5)
If you, or a related party of yours, has a personal interest (as described in the Proxy Statement) in the approval of any of Proposals 2, 3, 4 or 5 and wish to vote “For” or “Against” any such proposal, you should not fill out this proxy card but should instead contact the Corporate Secretary at +972-4-959-9356 or +972-4-959-9356 (Fax; +972-4-959-9355), who will advise you as to how to submit your vote.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our Corporate Secretary on your behalf.

	2.	Approval of the Company’s entry into an updated form of indemnification agreement with its directors and officers		☐	☐	☐
	3.	Approval of an increase in the coverage limit and annual premiums under a new general D&O insurance policy that the Company will obtain, subject to the consummation of the Offering and Listing		☐	☐	☐
To change the address on your account, please check the box below and indicate your new address in the address space below. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐
4.
Approval of the Company’s entry into an amendment to the Registration Rights Agreement, dated December 5, 2006, as amended, to which it is party with certain of its shareholders (which is described further in the Proxy Statement)
				☐	☐	☐

	5.	Approval of the Company’s grant of options to each of:

		i.	Zipora Ozer-Armon (Chief Executive Officer)	☐	☐	☐

		ii.	Harel Beit-On (Chairman of the Board of Directors)	☐	☐	☐

		iii.	Yoav Doppelt, Arie Weisberg and Shlomo Yanai (directors of the Company)	☐	☐	☐

6.
Approval of (i)(a) an increase of six million shares and (b) annual evergreen share increases to the number of shares reserved for issuance under the Company’s 2007 Share Incentive Plan (the “2007 Plan”) and (ii) amendments to the Company’s 2000 Share Option Plan, Israel 2003 Share Option Plan and 2007 Plan to enable issuance of Ordinary B Shares thereunder
				☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.